Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

January 29, 2010

Item 3.	News Release

The Company’s news release dated January 29, 2010, was disseminated by Marketwire, Incorporated on January 29, 2010.

Item 4.	Summary of Material Change

The Company reports that, since commercial production commenced on January 8, 2010, at its Molejon gold project in Panama, it has been producing gold at a running rate of approximately 6,000 ounces of gold per month. The Company also announces that it has advanced to Phase 2 of its heap leach project. and anticipates commencing construction of heap leach pads during the 2nd calendar quarter of 2010. In addition, the Company is advancing an aggressive exploration program on its 100% owned Oro del Norte concession and anticiptes drilling will commence during the 2nd calendar quarter of 2010.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated January 29, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Update on Production, Exploration and Development

Vancouver, BC – January 29, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to report that, since commercial production commenced on January 8, 2010, at its Molejon gold project in Panama, it has been producing gold at a running rate of approximately 6,000 ounces of gold per month. As the Company improves its processes, it is steadily moving towards its goal of annual production of 100,000 ounces of gold.

The Company also announces that, further to its news release of January 4, 2010, regarding gold recovery from column leach testing, Petaquilla has advanced to Phase 2 of its heap leach project. Phase 2 includes on-site run-of-mine, large diameter columns testing gold recoveries from different ore types. The Company anticipates commencing construction of heap leach pads during the 2nd calendar quarter of 2010.

In addition, the Company is advancing an aggressive exploration program on its 100% owned Oro del Norte concession. This work consists of follow-up soil sampling, rock chip sampling and detailed mapping adjacent to anomalous areas identified during the 2009 exploration program. A trenching program targeting the initial geochemical anomalies is planned to commence during the current calendar quarter with drilling anticipated to commence during the 2nd calendar quarter of 2010.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021      Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Forward looking information - This news release contains “forward-looking information” concerning the timing and amount of estimated future production and the timing of heap leach pad construction and drilling, which the Company has a reasonable basis to believe will occur in the future. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.